Morgan Stanley Quality Income Trust
Special Meeting of Shareholders
April 22, 2003

Item 77.C.	Matters Submitted to a Vote
of Security Holders

	On April 22, 2003, a special meeting
of the Funds shareholders was held for the purpose of approving amendments to the Funds investment restrictions to enable the Fund to invest in financial futures contracts and related options thereon. The results were as follows:

For:	5,817,330	Against:   378,724
Abstain:   673,279